Exhibit 99.2

LAX Extends Incident Management to Field Operations with NICE
Situator Web Application

The web-based GIS solution, developed by NICE and AECOM, enables security and operation teams to enhance collaboration and coordination for more-efficient responses

Ra’anana, Israel, and Los Angeles, August 13, 2014 – NICE Systems (NASDAQ: NICE) and AECOM Technology Corporation today announced that they are helping Los Angeles International Airport (LAX) extend its situation management capabilities from the control room to the field. The airport deployed the NICE Situator Enterprise Geographical Information System (EGIS) Web application, which enables field personnel to view on their tablets all open security and operational incidents in Situator and log new incidents. This creates a shared environment for managing incidents, leading to better collaboration between teams, increased situational awareness for all operators and more-effective responses.

The Web application uses the sophisticated geospatial and mapping capabilities of Esri’s ArcGIS Server to provide customized, layered views of airport buildings, property and infrastructure. All relevant incident stakeholders can visualize the same incident on a map and engage in interactive dialogue via the comments log. They can also share response plans, like an evacuation route, by drawing on the map, annotating it and saving it to the system.

The Web application will also help field operators more efficiently manage day-to-day tasks, such as Federal Aviation Administration-mandated Part 139 airfield inspections. Under Federal Aviation Regulations Part 139, United States commercial service airports are required to conduct various assessments of each runway; examine pavement markings, lighting, signs and safety areas; and oversee ground vehicle operations. If an issue arises, field operators can easily create a new incident on their mobile devices, which is resolved through Situator’s workflows and recorded for compliance purposes.

Part of the Los Angeles World Airports, LAX has been using NICE Situator since 2011 to integrate information from various security and operational systems, like video surveillance, CCTV and access control, as well as to generate automated, adaptive response plans. With the Web application, first responders and field operations personnel receive all information from Situator in real time. They can immediately pull up assets in an impact zone – for instance, a video camera within 100 feet of the incident – or use the application’s robust search engine to search for nearby geospatial assets, like the exits closest to an incident location. They can also create new incidents, manage ongoing ones and complete specific tasks assigned to them, reducing reliance on radio communications and enhancing compliance.

Dominic Nessi, Deputy Executive Director/Chief Information Officer at Los Angeles World Airports
“The NICE-AECOM solution is allowing us to transform the way we manage safety, security, and operations at LAX. Based on our ongoing success with NICE Situator, we sought a way to apply these capabilities to our field operations. Now, not only are we able to maximize the use of our existing PSIM, situation management and GIS technologies, we are strengthening our entire security and operations apparatus.”

Kevin Carlson, Vice President, Aviation Systems, AECOM
“We are excited to partner with NICE to bring this unique solution to LAX, and to help fulfill the airport’s vision for real-time interactive dialogue and collaboration. By combining an airport’s EGIS infrastructure with an enterprise situation management platform, organizations can leverage geospatial information for more effective collaboration in support of both daily operations and emergency response.”

Chris Wooten, Executive Vice President, NICE Security Group
“Extending the reach of NICE Situator into the field significantly augments security operations. In a dynamic airport environment like LAX, it is critical to maintain a direct line of communication between multiple users by providing situation management capabilities both inside and outside of the control room. This model for mobile situation management demonstrates NICE’s leadership and technology innovation, which can be tailored to the needs of other airports and industries as well.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About AECOM
Ranked as the #1 engineering design firm by revenue in Engineering News-Record magazine’s annual industry rankings, AECOM is a premier, fully integrated infrastructure and support services firm, with a broad range of markets, including transportation, facilities, environmental, energy, water and government.  With approximately 45,000 employees — including architects, engineers, designers, planners, scientists and management and construction services professionals — serving clients in more than 150 countries around the world, AECOM is a leader in all of the key markets that it serves.  AECOM provides a blend of global reach, local knowledge, innovation and technical excellence in delivering solutions that create, enhance and sustain the world's built, natural and social environments.  A Fortune 500 company, AECOM had revenue of $7.9 billion during the 12 months ended June 30, 2014.  More information on AECOM and its services can be found at www.aecom.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

Forward-Looking Statements Pertaining to AECOM
All statements in this press release other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, statements of plans for future operations or expected revenue.  Actual results could differ materially from those projected or assumed in any of our forward-looking statements.  Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014, and our other reports filed with the U.S. Securities and Exchange Commission.  AECOM does not intend, and undertakes no obligation, to update any forward-looking statement.